

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 29, 2023

Matthew Belcher
Chief Executive Officer
CalTier, Inc.
14269 Danielson St
Poway, CA 92064

> **Re: CalTier, Inc.**
> **Offering Statement on Form 1-A**
> **Filed December 15, 2023**
> **File No. 024-12371**

Dear Matthew Belcher:

We have reviewed your offering statement and have the following comment.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe the comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to this letter, we may have additional comments.

Form 1-A filed December 15, 2023

General

1. We refer to your statements on page 9 that a "significant portion of [your] revenues are expected to come in the form of various management fees for managing the funds that [you] create[] to invest in real estate assets," on page 22 that your "goal is to create and manage funds that invest in real estate," and that you focus "primarily on the creation, management and growth of real estate funds that acquire real estate." In addition, you state that you manage a real estate portfolio fund, which is making investments in real estate, you refer to properties invested in through joint-venture partnerships, and you indicate that you may serve indirectly and with others as the managing member of your related entities. Additionally, based on your disclosure on page 11, it does not appear that you are registered as an investment company. Please explain to us whether you and your funds are subject to the regulations of the Investment Company Act of 1940, and to the extent you are relying on any exemptions, please describe such exemptions and how you fit within them. Please refer to Rule 251(b)(4) and Part I, Item 2 of Form 1-A.

Matthew Belcher
CalTier, Inc.
December 29, 2023
Page 2

       We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

       We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. We also remind you that, following qualification of your Form 1-A, Rule 257 of Regulation A requires you to file periodic and current reports, including a Form 1-K which will be due within 120 calendar days after the end of the fiscal year covered by the report.

       Please contact Pearlyne Paulemon at 202-551-8714 or Dorrie Yale at 202-551-8776 with any questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Geoffrey Ashburne